  EXHIBIT 99.2

February 7, 2026

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Services Newfoundland and Labrador

Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Re: VoxRoyaltyCorp.ChangeofAuditorNoticedatedFebruary7,2026

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, Vox Royalty Corp.